EXHIBIT 99.1

Hydrogenics Awarded $4.4 Million in Projects From the California Energy Commission

Will Demonstrate Zero-Emission Medium & Heavy-Duty Vehicles

MISSISSAUGA, Ontario, March 30, 2015 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based fuel cell power modules, today announced that it has been awarded two projects valued, in aggregate, at USD$4.4 million by the California Energy Commission for its "Medium and Heavy-Duty Vehicle Technology Demonstration" program.

The California Energy Commission's Alternative and Renewable Fuel and Vehicle Technology Program is designed to develop and deploy alternative and renewable fuels and advanced transportation technologies to help meet the state's goals for reducing greenhouse gas emissions and petroleum dependence in the transportation sector.

For the first project, "Advanced Fuel Cell Vehicle Technology Demonstration for Drayage Truck," Hydrogenics, with the technical support of Siemens, will integrate its advanced CelerityPlusTM fuel cell drive system into a Class 8 drayage truck. Total Transportation Services, Inc. (TTSI) will demonstrate the Hydrogen fuel cell-powered drayage trucks on the Alameda Corridor as well as in the ports of Long Beach and Los Angeles.

For the second project, "New Flyer Advanced Fuel Cell Vehicle Technology Demonstration for Bus," New Flyer, a leading manufacturer of heavy-duty buses, will integrate Hydrogenics' CelerityPlusTM fuel cell drive system into its 40-foot battery transit bus platform, Xcelsior, for a 12 month demonstration. Siemens will again provide technical support. SunLine Transit will operate the bus over its regular route in Coachella Valley, California to validate the viability and market acceptance of this pre-commercial advanced fuel cell propulsion technology.

"Since we launched CelerityTM at the American Public Transportation Association in October last year, it has generated a great deal of interest from bus and truck manufacturers, OEMs and integrators," said Daryl Wilson, CEO of Hydrogenics. "CelerityTM is a fuel cell system purposely developed for medium and heavy duty buses and trucks, providing a distinct solution which will help accelerate the commercialization of zero emission vehicles. By reducing the time and cost needed to integrate fuel cells into a vehicle's drive train, we expect to see increasing demand in the quarters to come."

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3660
         investors@hydrogenics.com

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com